WOWJOINT

WOWJOINT

Building for Tomorrow

China's Innovative Infrastructure Solution Provider

Business Combination with

China Fundamental Acquisition Corporation

(OTCBB: CFQCF)



November 30, 2009

Disclaimer/Forward-Looking Statements

WOWJOINT

In connection with the proposed acquisition, China Fundamental Acquisition Corporation ("CFAC") will prepare a proxy statement to be submitted to the U.S. Securities and Exchange Commission ("SEC") under cover of a report of foreign private issuer on Form 6-K. When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of CFAC seeking their approval of the transaction. Before making any voting decision, CFAC's shareholders are urged to read the proxy statement regarding the acquisition carefully and in its entirety because it will contain important information about the proposed acquisition. CFAC's shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents submitted to the SEC from its website at http://www.sec.gov. CFAC's shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail to Chun Yi Hao at China Fundamental Acquisition Corporation, Room 2301, World-Wide House, 19 Des Voeux Road, Central, Hong Kong. CFAC and its directors and officers may be deemed to be participants in the solicitation of proxies from CFAC's shareholders with respect to the proposed acquisition. Information about CFAC's directors and officers and their ownership of CFAC's ordinary shares is set forth in CFAC's annual report on Form 20-F for the fiscal year ended December 31, 2008. Shareholders may obtain additional information regarding the interests of CFAC and its directors and officers in the acquisition, which may be different than those of CFAC's shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed acquisition, when submitted to the SEC.

This document includes "forward-looking statements" within the meaning of the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this press release include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: future operating or financial results; future growth expectations and acquisitions; uncertainties as to the timing of the acquisition; approval of the transaction by CFAC shareholders; the satisfaction of closing conditions to the transaction; costs related to the acquisition; the performance of Wowjoint; the impact of inflation generally as well as on the rising costs of materials; specific economic conditions in China generally or in the construction machinery and equipment markets in which Wowjoint operates; changes in demand for non-standard special construction machinery and equipment used in bridge, road and railway construction; changes in Wowjoint's operating expenses, including steel and other raw materials prices; changes in laws and regulations adversely affecting the construction machinery and equipment business in which Wowjoint operates; potential liability from future litigation; and the diversion of management time on acquisition and integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. CFAC undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this report. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement.

Disclaimer/Forward-Looking Statements

WOWJOINT

This presentation includes certain estimated financial information that is not derived in accordance with U.S. generally accepted accounting principles ("GAAP"), and which may be deemed to be non-GAAP financial measures within the meaning of Regulation G promulgated by the SEC. China Fundamental and Wowjoint believe that the presentation of these non-GAAP financial measures serves to enhance the understanding of the financial performance of Wowjoint and the proposed acquisition. However, these non-GAAP financial measures should be considered in addition to ad not as substitutes for, or superior to, measures of financial performance prepared in accordance with GAAP. Such information and data may not be included in, may be adjusted in or may be presented differently in, China Fundamental's proxy statement to solicit shareholders approval for the proposed acquisition.

Contents

WOWJOINT

WOWJOINT

Transaction Terms



Transaction Terms

WOWJOINT

Transaction	• China Fundamental Acquisition Corporation (OTCBB: CFQCF) and Beijing Wowjoint Machinery Co., Ltd and its associated companies (collectively "Wowjoint") entered into a definitive share purchase agreement on November 30, 2009 • Wowjoint is one of the leading providers of a wide range of customized heavy lifting and carrying equipment and technical consulting services to the rapidly growing infrastructure industry in China • The combined company will be named Wowjoint Holdings Limited and will apply for listing on NASDAQ

Consideration	• Issued to Wowjoint shareholders at close:
	    • 5.70 million shares
	    • Additional 2.80 million shares if funds left to the combined company are less than $1,250,000
	• Issued to Wowjoint shareholders when certain share price targets are achieved or exceeded:
	    • 200,000 shares issued if the stock trades above $10.00 for 180 of 360 days by the second anniversary
	    • 200,000 if the stock trades above $13.80 for 180 of 360 days by the third anniversary
	    • 100,000 if the average daily trading volume is at least 200,000 shares for three consecutive months during the period from closing to the second anniversary

Merger Capitalization	• Assuming 35% redemption:
	    • 9.53 million primary shares outstanding
	• Further assuming all 7.26 million outstanding warrants are exercised
	    • 16.80 million shares outstanding on a fully diluted basis
	    • 12.25 million shares outstanding using the treasury stock method

Lock-up	• No selling shareholders • 48 month lock-up for 85% of Wowjoint management members' shares
Management / Governance	• Wowjoint management to assume day-to-day management control
Shareholder Vote	• Requires (1) approval from a majority of China Fundamental shareholders and (2) less than 35% of the ordinary shares held by shareholders voting against the acquisition and electing to redeem their shares

Company Overview



- Wowjoint is a market leader in the design, engineering and manufacturing of customized infrastructure equipment and machinery used in the construction of:
  - Railways
  - Highways
  - Bridges
  - Viaducts
- Among the top three providers in the China market in each of its main product lines
- Over 2008 to 2009 Wowjoint also successfully sold into Italy, Germany, Russia and the UAE

Company Overview

WOWJOINT

Leading Specialty Infrastructure Equipment Company in China

- Market leader in lifting, carrying and moving large scale precast concrete beam
- First company to introduce the Prefabricated Segmental Bridge Construction Techniques ("PSBC") to China
- No.1 manufacturer of integrated launching carrier and No. 1 designer of 900MT special carrier in China
- Advanced R&D capabilities
  - 6 patents & 3 patents pending
  - 3 proprietary products
- Blue chip Chinese customer base
- Experienced management team

Source: Company data

Revenue



USD Million
YoY Growth Rate:23.2%
50
40
30
20
10
0
36.2
44.6
2008
2009

Net Profit / Net Margin



USD Million
Yoy Growth Rate:151.3%
15
10
5
0
25%
20%
15%
10%
5%
0%
3.9
10.8%
9.8
22.0%
2008
2009
Net Profit
Net Margin

Company History

WOWJOINT

Wowjoint equipment and services were deployed and utilized in construction of 5,600 km of railways from 2005 through 2009

2004

- Founded in March 2004
- Participated in:
  - ✓ Design of Hangzhou Bay Bridge – the longest cross-sea bridge in the world



2005

- Participated in:
  - ✓ Guangdong Express Railway (construction completed)
  - ✓ Beijing to Tianjin (construction completed)



2006

- Obtained 5 Patents
- Obtained first operation facility
- Participated in:
  - ✓ Shijiazhuang to Taiyuan (under-construction)
  - ✓ Fuzhou to Xiamen (under-construction)
  - ✓ Zhengzhou to Xian (under-construction)



2007

- First Time Export to Arab States Market
- Participated in:
  - ✓ Wuhan to Guangzhou (under-construction)
  - ✓ Beijing to Shanghai (under-construction)
  - ✓ Haerbin to Dalian (under-construction)




2008

- First Time Export to European Market
- Participated in:
  - ✓ Beijing to Shijiazhuang to Wuhan (under-construction)
  - ✓ Shanghai to Hangzhou (under-construction)
  - ✓ Wuhan to Jiujiang (under-construction)



Management

WOWJOINT

	Title	Years in Industry	Biography
Liu Yabin	Chairman/CEO & General Manager	27	• Co-founder • Director of research and senior engineer in China Academy of Railway Science for 14 years • Bachelors degree in in mechanics • English Speaking
Zhang Fude	Deputy General Manager	27	• Co-founder • Engineer in the locomotive operations and internal combustion engine department of Beijing Railway Bureau for 14 years • Bachelors degree in in mechanics
Liu Liguo	Vice General Manager of Sales	14	• Co-founder • Bachelors degree in construction machinery • Fluent in English

WOWJOINT

Industry Overview



CHARDAN CAPITAL MARKETS

Chinese Market Overview
Market Drivers

WOWJOINT

National Long and Medium-Term Transportation Infrastructure Plan (2009-2020)

- Approximately **$500 billion** of spending applies to railways



87, 000
120, 000
2009
2010-2020F

Railway Mileage (km)



50
450
2009
2010-2020F

Spending on Railways (USD bn)

- Approximately **$180 billion** of expenditures focus on highways



63,000
100,000
2009
2010-2020F

Highway Mileage (km)



21
160
2009
2010-2020F

Spending on Highways (USD bn)

Source: National Development and Reform Commission, Welfare Report

China's Economic Stimulus Package (2009-2010)

- Stimulus package of **$588 billion**, of which **~$250 billion** for transportation infrastructure

Composition of Stimulus Package



Rural infrastructure development
Independent innovation
Post-disaster reconstruction
Affordable housing
Ecology and environment
Health, culture, education
Railways, highways, airports, power grids
9.3%
25.0%
8.8%

Source: National Bureau of Statistics of China

CHARDAN CAPITAL MARKETS

Chinese Market Overview (Cont'd)
Demand for Heavy Lifting & Carrying Equipment

WOWJOINT

Estimated Market Demand Related to the Construction of
High-Speed Railways (2009-2020)

- $11.9 billion estimated market for lifting and carrying equipment for the planned 33,000km new railways from 2009-2020; approx. 60% is estimated to be elevated tracks
- One set of lifting and carrying equipment is required for approx. every 15-25km elevated tracks and viaducts
- 900-1400MT launching carriers and/or cantilever launchers are required
- Wowjoint's proprietary product – the 'Integrated Launching Carrier' is designed for mountainous regions and tunnels where the most of the railways are to be constructed

Source: China Railway Engineering Corp & Company Data

Demand



Unit: Set
1000
800
600
400
200
0
450
900
900
500
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier



USD Billion
3
2
1
0
1.1
1.6
1.9
2.8
Special Carrier
Launching Gantry
Tyre Trolley
Integrated Launching Carrier

Source: Railway Construction, Industry Forecast

CHARDAN CAPITAL MARKETS

Chinese Market Overview (Cont'd)
Demand of Heavy Lifting & Carrying Equipment

WOWJOINT

Estimated Market Demand Related to the Construction of Subways and Intercity Railways (2010-2013)

- $170 billion estimated investment in subways and intercity railways
- $100 million estimated market demand for relevant construction products over next 3 years
- 450MT integrated launching carriers and/or cantilever launchers are required to construct subways and intercity railway lines, assuming 30% are elevated tracks

Demand



Unit: Set
50
40
30
20
10
0
20
40
450-ton Integrated Launching Equipment
Cantilevel Launching Equipment



USD Million
60
40
20
0
58
12
450-ton Integrated Launching Equipment
Cantilevel Launching Equipment

Source: Company Data

Chinese Market Overview (Cont'd)
Potential Market Demand

WOWJOINT

Railway and Bridge Maintenance (2010-2020)	Marine Hoist (2010-2020)
• Railway and elevated track bridge maintenance and inspection vehicles are in demand • Wowjoint is currently developing the following equipment: ➢ Elevated track inspection vehicles ➢ Multi-function maintenance vehicles tailored to maintain railway cable and tracks *Source: Company Data*	• Wowjoint has already successfully developed and sold Marine Hoists for vessels • Wowjoint is currently developing a self-loading container carrier *Source: Company Data*

Competitive Advantages



Market Position
Leader in Customized Heavy Lifting & Carrying Equipment

WOWJOINT

Market Position of Wowjoint's Main Products by Contractual Sales in Railway Construction[(1)]

Equipment	Position	Competitors
Integrated Launching Carrier	1	Wowjoint
Launching Gantry	2	Beidaihe Tonglian Jixie Co., Ltd Wowjoint Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd Kirow Leipzig GmbH Co., Ltd Zhengzhou Huazhong Building Machinery Co., Ltd
Tyre Trolley	2	Beidaihe Tonglian Jixie Co., Ltd Wowjoint Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd
Special Carrier	2	Beidaihe Tonglian Jixie Co., Ltd Wowjoint Zhengzhou Dafang Bridge-Machine Co., Ltd China Railway Engineering Machinery Research & Design Institute China Railway Jiujiang Bridge Engineering Co., Ltd

Notes:
(1) Wowjoint is the only provider of integrated launching carriers in China, with a 100% market share. Main customers of the product are China Railway Construction and China Railway Group

Source: Company data

Blue Chip Customer Base

WOWJOINT

Established Quality Blue Chip Customer Base

中国铁建

China Railway Construction Corporation Limited (Hong Kong Exchange 1186.HK)

- One of the largest railway construction conglomerates in China

China Railway Group Limited (Hong Kong Exchange 0390.HK)

- A diverse railway conglomerate in China

China Communications Company Limited: (Hong Kong Exchange 1800.HK)

- One of the largest construction and service companies in highway, railway, port and dredging projects

Sinohydro Corporation

- One of the leading players in the engineering and construction of hydropower and hydraulic works; also a strong player in China water diversion projects

Access to Important Infrastructure Construction Projects


XINHUANET
Railways


Express Roads


Bridges


Seaports


Special Projects

Advanced In-House Design Capabilities

WOWJOINT

Advanced design capabilities with unique proprietary technology enable Wowjoint to satisfy different customers' needs and open up opportunities

Customized Equipment to Meet a Wide Range of Customers' Requirements

Application

- Terrain
- Construction sites
- Tunnel cross-section
- Tunnel total length
- Axle load etc.

Design

- Launching gantry for special applications, such as tunnel cross section, different piers and special bridge beams
- Span by span launching gantry to reduce load degree
- Tyre trolley to transport the box beams through tunnel

Six Valuable Patents



Only Domestic Provider with Unique Patents

- Special Launching Carrier with Bridge
- Special Launching Gantry for moving through tunnels
- Marine Hoist

Advanced Research and Development

Strong research & development capabilities enable Wowjoint to retain leading competitiveness

R&D Team

- 27-member team focuses on product development and design

Patents

Top tier technical specialists devoted to meeting diversified project requirements

- 6 patents
- 3 patents pending

Products

Customized equipment to meet demands from a wide range of construction projects:

- Shanghai Maglev Line
- Beijing to Tianjin High-Speed Railway
- Beijing to Shanghai High-Speed Railway

WOWJOINT

Business Operations









Production Facilities

WOWJOINT





Beijing
Tongzhou



WOWJOINT MACHINERY CO

- Located in Tongzhou District, Beijing, 10 miles south of Beijing Airport
- 333,659 square-foot factory
- Total staff of 188, of which 58 are technicians and engineers

Steel Structure Manufacturing Workshop





Assembly Workshop





Testing Workshop (Outdoor)





Products

WOWJOINT

1 Launching Gantry Series

Equipment for erecting bridges and viaducts



- 450,900,1400MT Launching Gantry with Shorter Under-bridge
- 450,900,1400MT Integrated Launching Carrier
- Span by Span Launching Gantry

2 Tyre Trolley Series

Equipment for transporting large and heavy loads



- Flat Tyre Trolley
- Tyre Trolley for Box Beam with 17 axles
- Tyre Trolley for Box Beam with 16 axles

3 Special Carrier Series

Equipment for handling heavy and bulky loads



- Straddle Carrier/Mobilift
- 450, 900MT Special Carrier
- Slab Mobilift with Double Cantilevers

4 Marine Hoist Series

Equipment for handling large boats and yachts



- Marine Hoist (25MT) for Tour Boat
- Marine Hoist from 10MT to 1500MT

5 Special Purpose Equipment

Equipment for loading and unloading containers



- Telescopic Spreader for Straddle Carrier
- Straddle Carrier 60MT for Handling Containers

New Products

WOWJOINT

1

Railway and elevated road maintenance and inspection vehicle



- Constant tension cable unrolling vehicle
- Elevated road inspection vehicle
- No comparable products in China currently

2

Container and shipping vessel handling equipment



- Self- loading container carrier
- No comparable products in China currently

Sales and Marketing

WOWJOINT

Sales Force

11-person sales team

Responsible for communication with clients, market research, follow-up surveys and feed-back collection

Average sales cycle: 3-5 months

Primary focus on construction companies in the below sectors:

- Railways
- Highways
- Airports
- Seaports

Marketing Activities

PR network with private and government agencies

Takes part in industry technology symposiums to improve products

Brand Leadership:

- Press conferences
- Trade shows
- Exhibitions
- Advertising
  - ✓ Industry magazines
  - ✓ Trade newspapers

Business Strategy

WOWJOINT

Development Strategy

Product Innovation	Expansion of Production Capacity	Market Presence and Penetration	Accretive Acquisition Strategy
▪ Continue developing products to widen consumer base ▪ Deliver higher product quality and technology for higher profit margin	▪ Build new facilities to enhance production capacity ▪ Strengthen cooperation with outsourcing partners	▪ Expand globally to serve new markets ▪ Enhance marketing activities to maintain domestic brand leadership	▪ Expand product lines and customer base - Enter into railway maintenance ▪ Direct financial benefits from accretive acquisitions ▪ Save transportation and fabrication costs

Financial Performance



Historical Financial Performance Summary [1]

Revenue


USD Million
YoY Growth Rate:23.2%
50
40
30
20
10
0
36.2
44.6
2008
2009

Gross Profit / Gross Margin


USD Million
YoY Growth Rate:118.0%
15
10
5
0
40%
30%
20%
10%
0%
6.1
16.9%
13.3
29.8%
2008
2009
Gross profit
Gross Margin

Operating Profit / Operating Margin


USD Million
YoY Growth Rate:147.7%
15
10
5
0
30%
20%
10%
0%
4.4
12.2%
10.9
24.4%
2008
2009
Operating Profit
Operating Margin

Net Profit / Net Margin


USD Million
YoY Growth Rate:151.3%
15
10
5
0
25%
20%
15%
10%
5%
0%
3.9
10.8%
9.8
22.0%
2008
2009
Net Profit
Net Margin

Notes:
(1) Company's fiscal year ends on August 31,and all financial data included in this sector are from audit reports

Balance Sheet Key Figures

WOWJOINT

USD Thousands	FY2008A	FY2009A
Cash and Cash Equivalents	1,438.1	1,895.2
Accounts Receivable, Net	12,727.7	14,447.4
Inventories	4,982.3	2,866.2
Total Assets	**33,687.9**	**29,920.4**
Short-term Loans	730.4	730.9
Accounts Payable	5,364.1	4,099.7
Long-term Loans	-	-
Total Liabilities	**25,536.5**	**11,977.5**
Total Stockholders' Equity	**8,151.4**	**17,942.9**
Total Liabilities and Stockholders' Equity	**33.687.9**	**29,920.4**

Income Statement Key Figures

WOWJOINT

USD Thousands	FY2008A	FY2009A
Revenue, net	$ 36,233.4	$ 44,622.2
COGS	30,178.6	31,299.4
Gross profit	**6,054.8**	**13,322.7**
SG&A (exl. D&A)	1,526.9	2,185.9
EBITDA	**4,528.0**	**11,136.9**
D&A	169.1	240.2
Operating profit (EBIT)	**4,358.8**	**10,896.7**
Interest expense, net	24.8	21.6
Bank expense	19.3	11.9
Foreign currency exchange loss	-	203.7
Other expense (income)	3.3	36.5
Earnings before income tax	4,311.3	10,622.9
Income tax expenses	372.0	839.2
Net earnings	**$ 3,939.4**	**$ 9,783.8**

Financial Ratios

WOWJOINT

	FY2008A	FY2009A
PROFITABILITY		
Gross Margin	16.71%	29.86%
Net Profit Margin	10.87%	21.93%
Return on Equity	48.33%	54.53%
Return on Total Assets	11.69%	32.70%
TURNOVER		
Accounts Receivable Turnover	2.85X	3.09X
Current Asset Turnover	1.17X	1.66X
Inventory Turnover	7.72X	15.5X
Accounts Payable Turnover	6.75X	10.88X
LIQUIDITY		
Current Ratio	1.22X	2.25X
Quick Ratio	0.56X	1.38X
SOLVENCY		
Liabilities / Equity	3.13X	0.67X
Interest Coverage	175.19X	505.08X

Investment Highlights



Investment Highlights

1. Unique Market Opportunity
2. Leading Provider of Customized Heavy Lifting and Carrying Equipment
3. Advanced R&D and In-House Design Capabilities
4. Well-Established Blue Chip Customer Base
5. Management Interest Aligned with that of Public Shareholders

WOWJOINT

Appendix



Unique Opportunity in Fast Expanding Market

WOWJOINT

Significant Opportunity in Construction Equipment & Machinery Market from China's Intensive Infrastructure Investment Plans

Infrastructure Investment in China

- Over $800 billion spending on infrastructure construction from 2009 to 2020

Project	Investment Plan
Railways	$500 billion on railway construction, 2009-2020
Highways	$180 billion on "7918 Network", 2009- 2020
City Rail Transit Lines	Total $170 billion investment, 2010-2015
South–North Water Diversion Project	Total $30 billion investment, 2009-2020

Source: National Bureau of Statistics of China

China's Railway Network

Total length of railways


2009
2020
87,000km
120,000km
+ 33,000 km

Unit: billion	2009	2020F	Growth Rate
Passenger Throughput	1.8	5.0	177.7%
Cargo Throughput	3.7	5.0	35.1%

Source: Ministry of Railway; Essence Security

China's Highway Network

Total length of highways


2009
2020
63,000km
100,000km
+ 37,000 km

Unit: billion	2009	2020F	Growth Rate
Passenger Throughput	24.5	36.5	49.0%
Cargo Throughput	15.9	19.9	25.2%

Source: Ministry of Transport; CITICS

Business Model

WOWJOINT



Project Sourcing
Manufacturing
Delivery
Market research
Bidding
Custom design
Negotiating & contracting
Cabinet fabrication
Machining process
Hydraulic / Electronic system
Component assembling
Testing
Dismantling products into components
Shipping to construction site
On-site installation
Maintenance

CHARDAN CAPITAL MARKETS

Suppliers

WOWJOINT



Components	No. of Suppliers
Electrical & Electronic	3
Rubber Tire	4
Hydraulic Pump	3
Hydraulic Cylinder	3
Engine & Power System	2
Electrical Power Cable	2
Steel Wire Rope	3
Transmission System	4
Precision Machining	3

Rank	Top 10 Suppliers
1	China Railway Shanhaiguan Bridge Group Co.Ltd
2	Beijing Yonghua Glual Hydraulics Co.Ltd
3	Shanghai Changjin Co.,Ltd
4	Shanghai Enerpac.Co.,Ltd
5	Bejing Triangle Tyre Co., Ltd
6	Shanghai Huayun.Co., Ltd
7	Beijing Eqihongjixie. Co.Ltd
8	CNR Datong Electric Locomotive Co.Ltd
9	Hebei Ruiling Trade Co.Ltd
10	Jilin Zhengda Tyre Co.Ltd

- Select suppliers with standardized components and high quality
- 19 domestic and international suppliers source components and related manufacturing products
- Maintain at least 2 competitive suppliers on most components

Sourcing high quality components at competitive prices to manufacture reliable, durable and efficient equipment

Wowjoint Equipment Deployment Locations in China

WOWJOINT


“十一五”铁路网规划图